January 8, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner
Division of Corporate Finance
Office of Life Sciences

Re:	Rafael Holdings, Inc.
Form 10-K for Fiscal Year Ended July 31, 2024
File No. 001-38411

Dear Ms. Mariner:

Rafael Holdings, Inc., a Delaware corporation (“Rafael” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Amendment No. 2 (the “Amendment”) to its Annual Report on Form 10-K for the fiscal year ended July 31, 2024 (as amended, the “Form 10-K”).

We are writing to respond to the comment of the staff of the Commission (the “Staff”) raised in your letter to Rafael dated January 3, 2025. The response below correspond to the comment (which is reproduced below in bold). References to page numbers in our responses are to page numbers in the Amendment. Capitalized terms defined in the Form 10-K and used in this letter but not otherwise defined herein have the meanings assigned to them in the Form 10-K.

Amendment No. 1 to Form 10-K filed December 20, 2024

Risk Factors

The relationships between Howard S. Jonas and IDT Corporation, and Genie Energy could conflict with our stockholders’ interests, page 87

1. We note the revised risk factor now states that the “relationships may cause a conflict of interest with [y]our stockholders, specifically with regard to demands on Mr. Jonas’ time and the attention that he can dedicate to the Company as well as in the unlikely event that the business interests of the Company and other entities controlled by Mr. Jonas were to conflict.” Please further revise your disclosure to provide information regarding any formal conflicts of interest policies that may be in place regarding corporate opportunities

Response: We have revised the disclosure on page 62 of the Amendment to provide the information as requested by the Staff.

*     *     *

Securities and Exchange Commission

January 8, 2025

Rafael acknowledges that Rafael and its management are responsible for the adequacy and accuracy of the disclosure in the Form 10-K, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ William Conkling
William Conkling
Chief Executive Officer

cc:	Daniel Gordon
Tamika Sheppard
Laura Crotty
Dov Schwell